UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement pertaining to ification by Boston Scientific of filing for CE mark approval to market its TAXUS ™ paclitaxel-eluting stent system.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 18, 2002

By: ______________________
Name: Donald E. Longenecker
Title: President & COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
June 18, 2002

BOSTON SCIENTIFIC FILES FOR CE MARK APPROVAL TO MARKET ITS TAXUS™ PACLITAXEL-ELUTING STENT SYSTEM

- Company expands commercialization after receiving additional approvals -

Vancouver, B.C. – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSX:ANP) was notified today by Boston Scientific ("BSC") that BSC has submitted an application for a CE Mark for its TAXUS™ paclitaxel-eluting stent system.

BSC also announced that after receiving regulatory approvals in additional countries, it has expanded the commercialization of the TAXUS™ product through the WISDOM transitional registry program. BSC is conducting the registry in a number of countries as part of a limited commercial launch.

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. The TAXUS program is a series of clinical studies designed to collect data on BSC's proprietary paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of tissue within an artery after angioplasty and stenting. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis.

The TAXUS I trial confirmed safety and BSC reported zero thrombosis and zero restenosis. The TAXUS II trial completed enrollment of 537 patients in January, and the patients are now in the follow-up period, as stated by BSC. Preliminary safety data from TAXUS II presented in March by BSC at the American College of Cardiology annual meeting provided further support for the safety of paclitaxel-eluting stents. The TAXUS III trial studied the treatment of in-stent restenosis and BSC also confirmed safety with no thrombosis. The TAXUS IV trial has enrolled 1,172 patients, the target patient number for the trial, and the follow-up period has begun for those patients.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

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Angiotech Pharmaceuticals Contacts:
Rui Avelar (investors), Cindy Yu (media)
Phone: (604) 221-7676